Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	June 30	July 1	June 30	July 1
	2006	2005	2006	2005

Basic:
Average shares outstanding	19,593,000	19,224,000	19,428,000	19,211,000

Net Income	$6,968,000	$5,530,000	$12,195,000	$9,817,000
Per share amount	$0.36	$0.29	$0.63	$0.51

Diluted:
Average shares outstanding	19,593,000	19,224,000	19,428,000	19,211,000
Dilutive stock securities based on the treasury stock method using average market price	272,000	128,000	252,000	163,000

Totals	19,865,000	19,352,000	19,680,000	19,374,000

Net Income	$6,968,000	$5,530,000	$12,195,000	$9,817,000
Per share amount	$0.35	$0.29	$0.62	$0.51

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